YUKON-NEVADA GOLD CORP. AWARDED PRESTIGIOUS ROBERT E. LECKIE
AWARD FOR OUTSTANDING ENVIRONMENTAL RECLAMATION

Vancouver, Canada – November 28, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is the proud recipient of the Robert E. Leckie award for outstanding quartz (hard rock) reclamation practices. Chairman E. Lynn Patterson received the award on behalf of the Company on November 26th, 2007 at the Yukon Geoscience Forum Awards Banquet in Whitehorse, Yukon Territory, Canada.

Energy, Mines and Resources Minster Archie Lang said, “These awards acknowledge the efforts by exploration and mining companies, operators and others who go above and beyond the normal call of duty for responsible mining and reclamation.”

Earlier this year, Chief Jack Caesar of the Ross River Kaska Dena Council presented a painting of the mine site to the Company in appreciation of clean up efforts that the Company has established and will maintain.

Yukon-Nevada Gold Corp. has been operating a year round exploration drilling program at their wholly owned Ketza River property near Ross River, Yukon Territory since April 2005. The award reflects the vigorous clean up program on this previously abandoned site. Reclamation efforts include: removing waste petroleum contaminants, and chemicals from the site, disposing of six hundred barrels of various substances and over one hundred truck loads of trash.

Three waste dump areas established by the previous operator and previously drilled areas have been reclaimed, re-sloped and seeded. Several old buildings and scrap metal have been removed, the mill has been cleaned up and secured, and a new incinerator has replaced the landfill.

Energy, Mines and Resources says of the Company, “This award recognizes Yukon-Nevada Gold’s progressive policies and unwavering efforts to reclaim this mine site.”

President Graham Dickson says, “We are pleased that the efforts and dedication of our employees have been recognized in this manner. Their commitment is a reflection of the Company’s environmental policies and of its own commitment to the philosophy of sustainable mining. This philosophy and its resultant practices are ones we intend to implement wherever we find mining opportunities, whether those opportunities occur in Canada, the United States or China.” In addition Mr. Patterson stated, “To all of our management and employees who contributed to this recognition of our Company, on behalf of the Board of Directors we thank them.”

Bob Leckie, after whom the award was named, was a Mayo mining inspector and an innovator dedicated to developing progressive land use practices for mining.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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